                                                                    EXHIBIT 11.1

                       COMPUTATION OF PER SHARE EARNINGS

                                                 THREE MONTHS ENDED         SIX MONTHS ENDED
                                                      JUNE 30,                  JUNE 30,
                                               -----------------------   -----------------------
                                                  1999         1998         1999         1998
                                               ----------   ----------   ----------   ----------
Basic:
  Average shares outstanding.................   4,068,454    4,164,010    4,095,192    4,159,972
  Net Income.................................  $ (422,000)  $1,102,000   $ (186,000)  $1,959,000
  Per share amount...........................  $   (.1037)  $    .2646   $   (.0454)  $    .4709
Diluted:
  Average shares outstanding.................   4,068,454    4,164,010    4,095,192    4,159,972
  Net effect of dilutive stock
     options -- based on the treasury stock
     method using period-end market price, if
     higher than average market price........          --    1,090,816           --    1,090,816
Assumed conversion of Class A convertible
  Preferred Stock............................          --      420,000           --      420,000
          Total..............................   4,068,454    5,674,826    4,095,192    5,670,788
Net Income...................................  $ (422,000)  $1,125,000   $ (186,000)  $2,003,000
Per share amount*                              $   (.1037)  $    .1982   $   (.0454)  $    .3532

---------------

* Due to a loss for the quarter ended June 30, 1999 and for the six months ended June 30, 1999, the conversion of common stock equivalents would be anti-dilutive.